Regions Funds
c/o Federated Services Company
Federated Investors Tower
Pittsburgh, PA 15222-3779

To the Board of Trustees of the Regions Funds:

Portfolios of Regions Funds			File No.

Regions Treasury Fund				811-6511
Regions Fixed Income Fund			811-6511
Regions Growth Fund				811-6511
Regions Limited Maturity Government Fund	811-6511
Regions Balanced Fund				811-6511
Regions Value Fund				811-6511
Regions Aggressive Growth Fund			811-6511

We have examined management's assertion about the Regions
Funds' (the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of April
20, 2001 included in the accompanying Management
Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public
Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.
Included among our procedures were the following tests performed, with prior notice to management, as of April
20, 2001, and with respect to agreement of security purchases and sales, for the period from November 30, 2000 (the date of our last examination) through April 20, 2001:

1. Confirmation of all securities held by the Federal
Reserve Book Entry System (FED) and/or by The Depository
Trust Company (DTC);

2. Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

3. Reconciliation of all such securities to the books and records of the Funds and the Custodian; and

4. Agreement of a total of 25 security purchases and security sales or maturities across all Funds since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Regions
Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of April 20, 2001 with respect to securities reflected in the investment account of the Regions Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Regions Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



DELOITTE & TOUCHE LLP


May 18, 2001




May 18, 2001



United States Securities and Exchange Commission
Office of Applications and Report Services
450 Fifth Street, N.W.
Washington, DC 20549


Dear Sirs:

Enclosed are an original and one copy of Form N-17f-2 and our related report, dated May 18, 2001, on our examination of the investment portfolio of the following funds as of the close of business on April 20, 2001.

Portfolios of Regions Funds 			File No.

Regions Treasury Fund				811-6511
Regions Fixed Income Fund			811-6511
Regions Growth Fund				811-6511
Regions Limited Maturity Government Fund	811-6511
Regions Balanced Fund				811-6511
Regions Value Fund				811-6511
Regions Aggressive Growth Fund			811-6511

Very truly yours,



Robert C. Denove
Partner






May 18, 2001



United States Securities and Exchange Commission
The Curtis Center
601 Walnut Street
Philadelphia, PA 19106-3322

Dear Sirs:

Enclosed are an original and one copy of Form N-17f-2 and our related report, dated May 18, 2001, on our examination of the investment portfolio of the following funds as of the close of business on April 20, 2001.

Portfolios of Regions  Funds			File No.

Regions Treasury Fund				811-6511
Regions Fixed Income Fund			811-6511
Regions Growth Fund				811-6511
Regions Limited Maturity Government Fund	811-6511
Regions Balanced Fund				811-6511
Regions Value Fund				811-6511
Regions Aggressive Growth Fund			811-6511


Very truly yours,



Robert C. Denove
Partner




Management Statement Regarding Compliance
With Certain Provisions of the
Investment Company Act of 1940



May 18, 2001


Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, PA 15222

In connection with your attestation engagement as of April 20, 2001, relating to the Regions Funds compliance with Securities and Exchange Commission Rulle 17f-2, we confirm, to the best of our knowledge and belief, the following representations made to you during your procedures:

1. We, as members of management of Regions Financial Corp., the Custodian of the Regions Funds (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940.

2. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.

3. The Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company
Act of 1940 as of April 20, 2001 and from November 30, 2000 (last examination date) through April 20,
2001, with respect to securities reflected in the investment account of the Regions Funds.

4. We have no knowledge of significant matters that are contrary to your findings.




James M. Atkisson
Regions Financial Corp.
Mutual Funds Manager